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Exhibit 21.1

List of Registrant's Subsidiaries

        Optimer Biotechnology, Inc., incorporated in Taiwan Republic of China, a wholly owned subsidiary.

        Optimer Asia Pte Ltd., incorporated in the Republic of Singapore, a wholly owned subsidiary.

        Optimer Singapore Pte Ltd., incorporated in the Republic of Singapore (office closed in 2006 Q-3).

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  Exhibit 21.1
List of Registrant's Subsidiaries